2555 Grand Blvd.

Kansas City

Missouri 64108-2613

816.474.6550

816.421.5547 Fax

October 6, 2004

Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 0409

Washington, D.C. 20549

Re:	FCStone Group, Inc.

Registration Statement on Form S-4 filed August 18, 2004

Registration No. 333-118342

Dear Ms. Garnett:

In response to your letter dated September 28, 2004 (the “Comment Letter”), with respect to the above-referenced filing by FCStone Group, Inc. (the “Company”), we are filing with the Commission, on behalf of the Company, Amendment No. 1 to the Registration Statement on Form S-4 filed August 18, 2004, File No. 333-118342 (the “Registration Statement”). By copy of this letter, we are delivering to each of you and your colleagues named in the Comment Letter copies of Amendment No. 1, marked to show changes from the original filing.

This letter also contains responses to certain of the Staff’s comments which we believe can be handled by furnishing supplemental information or which we believe, for reasons stated below, do not require the inclusion of additional disclosure in Amendment No. 1. Except as otherwise indicated, information in our responses was provided by the Company.

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies.

We confirm that the Company will file with the Commission all materials used to aid in the solicitation of proxies.

2.	Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

The Company will not use any pictures, graphics or artwork in the prospectus, other than its logo, which is included on the cover page of the prospectus.

3.	Please revise disclosure throughout the document to more accurately state the proposal on which you are asking stockholders to vote. The form of proxy filed with the registration statement indicates that you are asking

October 6, 2004

shareholders to approve amendments to your articles of incorporation. Disclosure in the prospectus, such as on page 22, suggests that stockholders will vote on the restructuring itself. Please ensure consistent disclosure throughout the document to avoid confusion.

We have revised the prospectus on the cover page, the Notice of Special Meeting of Stockholders and pages 1, 6, 21, 25 and 36 of the prospectus in response to your comment. As provided in the form of proxy, shareholders are being asked to vote on the proposed Plan of Conversion and the proposed amendments to the Articles of Incorporation, which collectively effect the restructuring. To clarify this point, we have revised the disclosure to reflect that the stockholders are voting on the approval of the Plan of Conversion and amendments to the Articles of Incorporation, which effect the restructuring.

4.	Your cover page exceeds the one-page limit imposed by Item 501(b) of Regulation S-K. Please remove information that is not required by Item 501 or Schedule 14A or key to an investment decision from the cover page.

We have revised the cover page in response to your comment.

5.	We note your disclosure that you “intend to continue serving as an integral part of the cooperative system” and that your board will “continue to consist of cooperative managers.” In light of the fact that you propose to terminate your cooperative status and cease requiring in your organizational documents that shareholders be cooperatives, please clarify these statements.

In response to your comment, we have deleted the second paragraph of the cover page of the prospectus.

6.	Please clarify that the affirmative vote of each class of shares is required to approve the restructuring.

In response to your comment, we have revised the cover page of the prospectus.

7.	Please include a question and answer regarding the redemption provisions.

In response to your comment, we have added Question 16 on page 4 regarding the redemption provision.

8.	Please revise the answer to disclose that the percentage ownership of the Company will change as a result of the conversion and the exercise of subscription rights.

In response to your comment, we have revised Question 2 on page 1.

October 6, 2004

9.	Your statement that the restructuring “will unlock the value of the Company which to date has not been fully recognized” may be confusing to a shareholder. Please revise the disclosure to clarify or remove the reference.

In response to your comment, we have deleted the first sentence of the final bullet of Question 5 on page 2 and on page 24.

10.	We note your reference to the “number of other factors which support the proposed restructuring.” However, each of the items listed appears to have been disclosed in the bullets above. Please revise accordingly.

In response to your comment, we have deleted final paragraph of Question 5 on page 2.

11.	Your statement that you have no current plans to establish a share repurchase program seems inconsistent with your statement on page 2 that the board currently intends to redeem shares. Please revise accordingly.

In response to your comment, we have revised Question 7 on page 3.

12.	Supplementally, please tell us whether you intend to operate your segments as separate subsidiaries. If so, please consider including in the summary an organizational chart of your Company following the restructuring.

Of our four segments, Commodity Risk Management Services and Clearing and Execution Services, which together generate a significant majority of the Company’s profits, are not operated as separate subsidiaries. These segments are primarily operated through a single subsidiary, FCStone, LLC, but also utilize, to a different extent each, other specialized subsidiaries to support their respective businesses. However, as indicated on page 5 of the prospectus, Grain Merchandising is operated through FGDI, LLC and Financial Services is operated through FC Stone Financial, Inc. and FCStone Merchant Services, LLC. Given these facts, and because the segments cut across the lines of the various subsidiaries, we believe that an organizational chart would be potentially confusing.

13.	Please disclose in the notice, the “Question and Answers” section or the Summary section the percentage of outstanding shares entitled to vote on the proposal that are controlled by officers and directors of the Company as well as the vote required to approve the proposal. Refer to Item 3(h) of Form S-4.

In response to your comment, we have added disclosure regarding the shares beneficially owned by directors and officers under the subsection entitled “The Special Meeting” in the Summary section at page 6 of the prospectus.

14.	Please add disclosure on changes to director and officer indemnification provisions as a result of the proposed restructuring.

October 6, 2004

None of the changes to the articles and bylaws affect indemnification. We have not, therefore, added any disclosure regarding changes to director and officer indemnification provisions to the Interests of Officers and Directors section, but have clarified that no changes were made in Comparative Rights of Members and Stockholders section on page 75 of the prospectus.

15.	Please consider adding risk factors discussing any risks resulting from the following proposed changes:

•	replacing cash contributions to employee 401(k) plans to contributions into an illiquid ESOP;

•	the director nominating process; and

•	removing from the organizational documents the requirement that shareholders be cooperatives.

In response to your comment, we have the following thoughts:

(a) Regarding the proposed ESOP risk factor, we do not believe that the replacement of cash contributions to employee 401(k) plans to contributions into an ESOP represents a risk to the Company or the existing stockholders, relative to the decision to approve the restructuring. We would anticipate including such a risk factor in the prospectus prepared for the ESOP in accordance with a Form S-8 Registration Statement filed for that purpose.

(b) Regarding the proposed risk factor relating to the director nomination process, we have added disclosure to page 12 of the prospectus.

(c) Regarding the proposed risk factor relating to the requirement that shareholders be cooperatives, we have added disclosure to page 13 of the prospectus.

16.	Please add disclosure regarding any risks relating to the adjustments to Class B members historical patronage paid in calculating the conversion amounts.

The Company does not believe that there is a material risk with respect to the adjustment to Class B members’ historical patronage paid in calculating the conversion amounts. Our Class A members are referred to by Company’s current bylaws as “Full Service” members and pay a market rate for their futures commissions and use our brokers to assist in their hedging. Our five Class B members are referred to by such bylaws as “Direct Clearing” members and they do not use the Company’s brokers but call directly to the trading floor to make their trades. The market rate for the kind of clearing service offered to “Direct Clearing” members is far below the rate of $15.00 per trade which these members initially pay. As a result, the Class B patronage is artificially high because they are charged an above market $15.00 per trade and their patronage is based upon the $15.00

October 6, 2004

rate less the actual cost of clearing and less an overhead allocation. The patronage paid to the Class B members has the effect of a price rebate that causes the actual amount paid by the Class B members for clearing services to approximate a market rate. If Class B members were charged a market rate of $6.50 to $7.00 per trade, their patronage would be more comparable to the $1.35 per trade amount rather than $8.00 to $9.00 per trade patronage dividend they have historically received annually in cash. By way of contrast, the rates charged to Class A members, as “Full Service” members, more closely approximate market rates and the patronage pool, based on net income of the Company, does not require a similar adjustment.

Class B members executed approximately 60,000 trades in FY2004. The company has five Class B members with only three currently doing business with the Company and two who have been inactive in the last three years. The stock conversion calculation has been prepared with the input of the three Class B members who continue to do business with the Company. The formula used is intended to fairly allocate new shares between the two classes of members and arrive at a distribution that is equitable to both classes of members. Following the restructuring, the Class B members will pay market rates of $6.50 to $7.00 per trade instead of $15.00, whereas our Class A members will continue to pay their current rates. If Class B members are not satisfied with the adjustment, they can vote against the restructuring and block its passage. We have been unable to identify any risk going forward once the restructuring is approved.

17.	Please clarify that the redemption right does not apply to ESOP shares and shares purchased pursuant to subscription rights granted in connection with the restructuring.

In response to your comment, we have revised the disclosure on page 12 of the prospectus.

18.	Please provide additional detail with respect to the third and fourth bullet. Please add a bullet for the proposed 80% vote requirement for business combinations.

In response to your comment, we have revised the third and fourth bullets on page 13 and added a new bullet regarding the proposed 80% vote requirement for business combinations.

19.	The reference to the opinion of outside counsel should state that the Company has received an opinion that the restructuring “will” or “should” qualify as a tax-free reorganization. The current disclosure suggests the Company will receive a future opinion that the restructuring was intended to be treated that way. Provide conforming disclosure in the discussion of material tax consequences on page 26.

October 6, 2004

In response to your comment, we have revised the disclosure on pages 13 and 30 of the prospectus.

20.	Please disclose whether the Company has suffered any material losses as a result of such legal proceedings.

In response to your comment, we have revised the disclosure on page 14 of the prospectus.

21.	Please clarify why you believe regulations are increasing.

In response to your comment, we have deleted the reference to increasing regulation on page 15 of the prospectus.

22.	Please revise to clarify that your forward-looking statements speak as of the date of the prospectus.

In response to your comment, we have revised the disclosure on page 20 of the prospectus.

23.	Please add disclosure on the accounting treatment of the restructuring. Refer to Item 4(a)(5) of Form S-4.

In response to you comment, we have added a new “Accounting Treatment” subsection on page 22 of the prospectus.

24.	You identify the increased ability to raise capital as the primary reason for the proposed restructuring. However, there is no detailed discussion about the purposes of a future capital raise. Furthermore, there is no discussion as to the expected manner of completing a capital raise, including whether the Company intends to raise capital through existing shareholders or to include new shareholders. Please add additional disclosure to address these points as they are material to understanding the benefit to the Company and its members of the restructuring.

In response to your comment, we revised the disclosure in the first bullet on page 23 of the prospectus.

25.	Please revise to discuss in more detail how the board of directors and management determined the $1.35 per round turn trade to allocate patronage rights between Class A and Class B members. Also, please provide a more detailed description or an example to illustrate how the Class B patronage amount will be adjusted downward.

October 6, 2004

We refer you to our response to Comment No. 16. The figure was determined by management, taking into account the analysis set forth above in response to Comment No. 16. The views on such issue of the three active Class B members were also obtained and considered. The figure used reflects management’s judgment as discussed and approved by the board of directors, including the approval of the Class B member representative who is on the board. We have added disclosure to page 22 of the prospectus providing additional detail as to how the board of directors and management determined the $1.35 per trade allocation.

26.	Please disclose when you expect to begin filing Exchange Act reports.

In response to your comment, we have revised the disclosure on page 25 of the prospectus.

27.	Supplementally, please tell us whether you intend to file a Securities Act registration statement for the shares you will issue in the ESOP.

It is our intention to file a Form S-8 Registration Statement in connection with the proposed Employee Stock Ownership Plan prior to the issuance of any shares in connection therewith.

28.	Please add disclosure on the Company’s classified board.

In response to your comment, we have added disclosure on page 32 of the prospectus.

29.	Please disclose the material terms of any redemption program contemplated by the board of directors. If the board has no current intention to redeem shares, please revise to state that fact.

In response to your comment, we have revised the disclosure on page 33 of the prospectus.

30.	Please add additional disclosure about your relationship, if any, with RSM McGladrey, Inc. In addition, please add a brief description of the expected appraisal method.

In response to your comment, we have added disclosure on page 33 of the prospectus.

31.	Please revise the disclosure to provide the information required by Item 4(b) of Form S-K and Item 1015 of Regulation S-K.

In response to your comment, we have added disclosure on page 33 of the prospectus.

October 6, 2004

32.	As discussed above, you have identified the increased ability to raise capital as the primary reason for the proposed restructuring. You have also disclosed that the restructuring would replace the existing patronage dividend arrangement with a more customary discretionary corporate dividend arrangement. Please disclose whether the board, in approving the restructuring, considered the benefits from a capital raising perspective of a discretionary dividend arrangement. If the board intends to retain earnings in order to fund growth and, consequently, pay lower dividends than have been historically paid, this should be disclosed in this section or in the MD&A. In addition, the disclosure in this section is less detailed than that provided on page 3.

The board of directors of the Company currently intends to maintain dividends at levels consistent with historical patronage dividends, and intends to pay dividends of at least $0.50 per share. Accordingly, the Company does not currently intend to raise capital by reducing dividend levels. In response to your comment, we have revised the Dividend Policy section on page 35 of the prospectus.

33.	Please consider adding a reference in the description of each operating segment to the relative importance of each such segment in terms of your net income or total revenues.

In response to your comment, we have added disclosure in the description of each operating segment regarding the percentage of income before income taxes and corporate expenses such segment generates, at pages 38 through 40.

34.	Please add the disclosure required for segment customers responsible for 10% of revenue or supplementally confirm there are no such customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

In response to your comment, we have added disclosure on page 40 in the section describing the Grain Merchandising segment regarding the company’s dependence on Mitsubishi and identifying Mitsubishi, which is the Company’s only customer responsible for 10% or more of the Company’s consolidated revenues. The Company is not dependent upon a single or few customers in its other segments.

35.	Please include a cross-reference to the segment financial information in your financial statements. Refer to Item 101(b) of Regulation S-K.

In response to your comment, we have revised the disclosure on page 38 of the prospectus to include a cross reference to the segment financial information on the financial statements.

36.	Please add the financial information required about geographic areas or supplementally explain why such disclosure is not applicable. Refer to

October 6, 2004

Item 101(d) of Regulation S-K. To the extent the disclosed information conforms to generally accepted accounting principles, you may include the required disclosure in your financial statements and include a cross-reference in this section.

In response to your comment, we have added disclosure to Note 13 at page F-15 and a cross reference in to this Note on page 40 of the prospectus.

37.	Please include a brief description of any blocking rights Mitsubishi may have with respect to the FGDI joint venture.

In response to your comment, we have added disclosure regarding blocking rights Mitsubishi has with respect to the FGDI joint venture on page 40 of the prospectus.

38.	Please provide a sentence regarding the Company’s relative competitive position in the financial services segment. Refer to Item 101(c)(1)(x) of Regulation S-K.

In response to your comment, we have added disclosure on page 42 of the prospectus.

39.	The statement that you believe you have “meritorious defenses” is a legal conclusion that you are not qualified to make. Please revise to state that the conclusion is based on the advice or opinion of counsel, identify counsel, and file counsel’s consent. Alternatively, please omit the statement.

In response to your comment, we have deleted the reference to “meritorious defenses” on page 43 of the prospectus.

40.	Please expand footnote (1) to clearly explain the assumptions relating to this adjustment and how you calculated it so that it is clear to investors that this adjustment gives effect to events that are directly attributable to the reorganization, factually supportable and expected to have a continuing impact. Also, tell us why you believe that it is appropriate to present this adjustment for all periods. Refer to Rule 11-02(b)(6) of Regulation S-X.

In response to your comment, we have expanded footnote (1) on pages 9 and 45 of the prospectus. We have also revised the Pro Forma Financial Information to present the adjustments and pro forma financial data only for the year ending August 31, 2003 and the nine-month periods ending May 31, 2004 and 2003.

41.	Given the wide range of the anticipated appraisal value of the Company, it appears that significantly different results may occur. Please include additional pro forma presentations giving effect to the range of possible

October 6, 2004

results depicting the minimum or maximum issuance of shares. Refer to Rule 11-02(b)(8) of Regulation S-X.

In response to your comment, we have included additional pro forma presentations on pages 9 and 45 of the prospectus giving effect to the range of possible results, depicting appraisals of $38 million, $42 million and $46 million.

42.	Please disclose in a note the number of new shares that will be distributed to each type of member in the cooperative. In addition, provide a supporting calculation of how the patronage-based rights for the Class A and Class B members will be converted into shares of the new common stock.

In response to your comment, we have added disclosure in new footnote (4) on pages 9 and 45 of the prospectus.

43.	The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section should present an analysis of the Company’s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. In discussing the reasons for the proposed restructuring you have identified a need to raise “significant capital resources to fund on-going and future activities” in order remain competitive (page 2). You have also identified a strategy to expand your services into new business segments and new foreign markets (page 36). In addition, as a result of the restructuring, your ability to retain earnings would be significantly enhanced. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

In response to your comment, we have added disclosure on pages 47 and 48 of the prospectus.

44.	Please disclose how the proposed restructuring would affect your liquidity. Please address in your disclosure whether the restructuring would trigger repayment of your debt or impact your compliance with any debt covenants.

In response to your comment, we have added disclosure on page 58 of the prospectus.

45.	Please provide more detail as to how much additional capital would need to be raised in order for you to grow your grain merchandising activities.

October 6, 2004

We do not intend to grow the Grain Merchandising segment at the same rate as it has in the past and we added disclosure on page 57 of the prospectus to note this.

46.	Please provide additional detail on your breach of the CoBank financial covenant including the magnitude of the breach and the material conditions or commitments of the waiver.

In response to your comment, we have added disclosure on page 59 of the prospectus.

47.	Please revise the table to disclose the fair value of each item and quantify the market risk, and how you determined this information. Refer to Item 305 of Regulation S-K.

In response to your comment, we have added disclosure on page 60 of the prospectus.

48.	Please identify the relative percentages of your debt that is floating rate. In addition, please provide the sensitivity analysis of the quantitative impact of changes in interest rates. Refer to Item 305(a)(1)(ii) of Regulation S-K.

In response to your comment, we have added disclosure on pages 60 and 61 of the prospectus.

49.	Please provide disclosure on the impact of the proposed restructuring.

In response to your comment, we have added disclosure on page 65 of the prospectus.

50.	Please provide disclosure on the committees of the board, including the audit and compensation committees. If there is no audit or compensation committee, please disclose who performs the tasks customarily undertaken by these committees. Please also provide the information required by Item 402(i) of Regulation S-K.

In response to your comment, we have added disclosure regarding the Company’s audit committee and executive committee on page 65 of the prospectus.

51.	Please provide a description of the proposed ESOP and any other employee compensation plans. We note, for example, the retirement plan described in Note 4 to your financial statements.

In response to your comment, we have added disclosure on page 66 of the prospectus.

October 6, 2004

52.	Please disclose all the material terms of the CEO employment agreement, including salary, bonus and the treatment of these items in the event of a termination.

In response to your comment, we have added disclosure regarding the employment agreement with Paul Anderson on page 67 of the prospectus.

53.	Please provide disclosure about the company’s payment of patronage dividends.

In response to your comment, we have added disclosure on page 68 of the prospectus.

54.	Please revise the first paragraph to briefly describe the transactions and amounts involved, unless the amounts were less than $60,000.

In response to your comment, we have added disclosure on page 68 of the prospectus.

55.	Please disclose the beneficial ownership of the company assuming the restructuring is consummated.

It is impossible to show the beneficial ownership of the Company assuming the restructuring is consummated because the total number of shares issued to each member will depend upon the results of the appraisal and the amounts of patronage of such member for the three years ended August 31, 2004. For this reason, we have not included a column indicating the number of shares that will be held by each member listed in the table after the restructuring.

56.	The table states that there are 15 officers and directors, but only nine are listed. Please revise accordingly.

In response to your comment, we have revised the Security Ownership table on page 69 of the prospectus. Nine of our directors are managers of Class A members and one is a manager of a Class B member, for a total of ten directors. We have five officers.

57.	Please disclose whether the proposed restructuring would result in the company being subject to a different section of the Iowa code.

The restructuring will not result in the Company being subject to a different section of the Iowa code. In response to your comment, we have added disclosure on page 74 confirming this.

October 6, 2004

58.	Please disclose the differences in rights of members and stockholders with respect to taxation, annual meetings, financial reporting, reports to shareholders and business combinations.

In response to your comment, we have added disclosure to page 76 of the prospectus.

59.	Please include the proposed amended by-laws in the appendix.

In response to your comment, we have included the proposed amended and restated bylaws as an appendix to the prospectus.

60.	Please continue to monitor the updating requirements of Rule 3.12 of Regulation S-X.

We will monitor such updating requirements.

61.	Please have the accountants revise their report to indicate the city and state where issued. See Rule 2-02(a) of Regulation S-X.

We have revised the accountants’ report in response to your comment.

62.	Disclose commodity deposits and accounts receivable relating to proprietary transactions separately from customers’ transactions.

In response to your comment, we have added disclosure on page F-2 of the prospectus.

63.	Disclose marketable securities relating to proprietary transactions separately from those relating to customers’ transactions.

In response to your comment, we have added disclosure on page F-2 of the prospectus. Such proprietary amounts are very minor.

64.	Explain to us your basis under GAAP for presenting “net revenues” as a separate line item in your statements of operations. It appears, in order to avoid investor confusion, “cost of grain and fuel sold” should be presented as a separate line item within costs and expenses. Refer to Rule 5.03 of Regulation S-X.

In response to your comment, we have changed the “net revenues” disclosure to “gross profit.” We have enclosed with this letter similar treatment as filed with the Commission for a company with a “cost of revenues” presentation. We believe our presentation avoids investor confusion as gross profit more properly reflects our financial activities and the Company’s operations and size. The Company’s main business is commodity risk management services and clearing and execution services, where 80% of

October 6, 2004

the Company’s employees work and where the Company generates approximately 80% of its operating income. The Company’s 70% owned subsidiary, FGDI, has only 20% of the Company’s employees and less than 20% of its operating income. FGDI has approximately $1.1 billion in revenues and cost of revenues, but only about $10 million in gross margins for the fiscal year ended August 31, 2003. The Company also manages this segment by monitoring the gross margins on grain sales, not the segment’s sales dollars, as sales dollars fluctuate considerably with the market price of grain. We believe that showing gross profit separately, and then costs and expenses that are directly applicable to such gross profit avoid investor confusion as to our actual operations, and this more correctly reflects the company’s actual financial activities.

65.	Revise to display comprehensive income. See paragraph 14 of SFAS 130.

In response to your comment, we have added disclosure on page F-4 of the prospectus.

66.	Please refer to the first paragraph on page 51 relating to the master purchase agreement with CoBank. Please include a note to the financial statements to disclose, and supplementally advise us of, the terms of the agreement, how you account for the sale of receivables and the basis for your accounting.

In response to your comment, we have added a separate footnote on page F-23 of the prospectus describing the agreement in detail.

67.	In according with Staff Accounting Bulletin Topic 11:M, please discuss the impact of the adoption of FIN 46R on the financial statements. If not known, please include a statement to this effect.

In response to your comment, we have added disclosure on page 61 of the prospectus under the “Recently Issued Accounting Standards” section.

68.	Please revise to address the applicability of FIN 39 and the provisions of FIN 39 which effect the your financial statements. Refer to paragraph 7.24 of the AICPA Audit and Accounting Guide of Brokers and Dealers in Securities.

In response to your comment, we have added disclosure on page F-6 of the prospectus.

69.	Please revise to disclose your accounting policy for unrealized and realized gains and losses on marketable securities relating to proprietary transactions and those relating to customers’ transactions. Refer to paragraph 4.56 and 7.18-7.23 of the AICPA Audit and Accounting Guide of Brokers and Dealers in Securities.

October 6, 2004

Our proprietary transactions related to marketable securities are immaterial ($106,000 out of $32 million). Our marketable securities primarily consist of overnight investments of customer segregated funds. Due to the short-term overnight nature of these investments, it would be rare to have an unrealized gain or loss.

70.	Disclose separately the amounts of major components of inventories.

In response to your comment, we have added disclosure on page F-7 of the prospectus.

71.	Please explain to us your basis in GAAP for recording the fuel inventory at market rather than using lower of cost or market.

Subsequent to the rescission of EITF 98-10, the Company inadvertently failed to revise the disclosure regarding its accounting policy for valuing fuel inventory. The Company revised the disclosure in Note 1 to indicate fuel inventory as carried at the lower of cost or market.

72.	Disclose the risks of not meeting the minimum line fill requirements relating to fuel inventory.

In response to your comment, we have added disclosure on page F-7 of the prospectus.

73.	Disclose the information required by paragraph 45b of SFAS 133 or tell us why it is not applicable. Also, disclose the amount of the derivative asset or liability.

In response to your comment, the disclosures required by paragraph 45b of SFAS 133 are not applicable because we are not utilizing hedge accounting. Hedging of grain and fuel is used through our normal course of business, however, we are not seeking hedge accounting treatment. Currently, we mark both the commodity and the hedge to market at the end of each month, with gains and losses reflecting through current earnings consistent with paragraph 13.12 of the AICPA audit and Accounting Guide for Audits of Agricultural Producers and Agricultural Cooperatives. We did add disclosure regarding the value of the underlying contracts to the note.

74.	Please expand the note to disclose your accounting policy to address the definition of cash equivalents stated in paragraph 8 of SFAS 95.

In response to your comment, we have added disclosure on page F-7 of the prospectus.

75.	Please clarify to us that you take title to a product before the product is ordered by a customer or will take title to the product if it is returned by the

October 6, 2004

customer and the customer has a right of return. Also, supplementally explain to us your full consideration of each of the other indicators of gross revenue reporting and each of the indicators of net revenue reporting identified in EITF 99-19.

In response to your comment, we have revised our disclosure on page F-7 of the prospectus. Additionally, we take title to a product before that product is ordered by a customer, therefore, we are subject to general inventory risk. However, as a practical matter, we are not subject to back-end inventory risk since grains and fuel are fungible commodities and return of product is an uncommon practice throughout the industry.

Also, we have considered the other indicators of gross revenue reporting, and each indicator of net revenue reporting as follows:

•	The company is the primary obligor in the arrangement – We are responsible for providing the product and services desired by our customers, and are subject to risk and reward regarding the fulfillment of those products and services.
•	The company has latitude in establishing price – We have reasonable latitude to establish exchange price with our customers for products and services. Prices charged for services are determined by management, and prices charged for products are based on prevailing market conditions.

•	The company has discretion in supplier selection – We have multiple suppliers for all commodities.

•	The company is involved in the determination of product or service specifications – We must determine the nature, type, characteristics, and specifications of the products or services ordered by our customers.

•	The company has physical loss inventory risk – We are subject to physical loss inventory risk on in-transit inventory, as well as inventory held on hand.

•	The company has credit risk – We assume all of the credit risk for amounts billed to our customers. We are responsible for collecting the sales price from our customers, and must pay our suppliers regardless of whether the sales price is fully collected.

•	The supplier is the primary obligor in the arrangement – Our suppliers have no responsibility to provide products or services to our customers. Our purchase and sale contract terms provide evidence to our customers that we are responsible for fulfilling the ordered product or service.

•	The amount the company earns is fixed – We do not operate as an agent, and have no products or services in which we earn a fixed dollar amount, or fixed percentage amount, per transaction regardless of the amount billed.

•	The supplier (and not the company) has credit risk – Our suppliers do not provide products or services to our customers, and therefore do not assume any credit risk related to our transactions with customers.

Based on consideration of these factors, we report gross revenues on our consolidated financial statements.

76.	Please disclose the major terms of your service and consulting agreements, including, but not limited to, the duration, the billing and payment requirements and the rights of cancellation and refund that you considered in your determination of how to recognize revenue. Advise us of the specific point in time you recognize revenue and why you believe that the earning process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.

In response to your comment, we have added disclosure on page F-8 of the prospectus. We believe our accounting treatment is in accordance with SAB 104 and EITF 00-21.

77.	Please explain to us the nature of the significant assumption changes and the basis for your accounting for those changes.

The large increase in assumption changes is related to the reduction in the discount rate assumption used to measure components of net periodic cost. Such rate reduction reflects the lower general level of interest rates as measured by Moody’s seasoned Aaa and Aa corporate bond yields as of the measurement dates as required by FASB No. 87 and No. 106. Such rates were reduced from 8.0% at 2001 to 7.25% at 2002 to 6.0% at 2003 and has been the primary reason for the increase in the pension liability.

78.	We note on page F-10 that the plan’s year ending is five months prior to your fiscal year-end. Please tell us how you comply with paragraph 52 of SFAS 87, which requires that the measurement date be not more than three months prior to the employer’s fiscal year-end.

In response to your comment, we have added disclosure on page F-10 that such measurement date is on June 30 of each year, which is less than three months prior to the Company’s fiscal year end.

79.	Please expand the last paragraph of this note to disclose the FCC Investments, Inc.’s net capital and minimum net capital requirement.

October 6, 2004

In response to your comment, we have added disclosure on page F-11 of the prospectus.

80.	We note on pages 33 and 34 that you have international customers and act as a grain dealer in international markets. Please tell us how you considered the provisions of paragraph 38 of SFAS 131 in determining your segment information.

In response to your comment, we have added disclosure in Note 13 on page F-16 reporting the geographic information required under paragraph 38 of SFAS No. 131. Also, under guidance from SFAS No. 131, we determined grain merchandising to be reported as a separate segment because our grain merchandising activities have similar economic characteristics, and are separate and distinct from our other operations. The manager of our grain merchandising segment is responsible for all grain activities, including both domestic and foreign sales. Additionally, operating results of grain activities are regularly reviewed by specific commodity (corn, beans, wheat) rather than by origin. Finally, our grain merchandising activities are reported as a separate segment to our Chief Executive Officer and also presented as a separate segment to our board of directors.

81.	Please disclose your accounting policy for your investment in FCStone Merchant Services, LLC (pages 52 and F-21), and supplementally explain to us the basis for your accounting.

In response to your comment, we added disclosure on pages 59 and F-20 of the prospectus. We invested $2 million in FCStone Merchant Services, LLC for a 70% interest and include it in our consolidation. We have reviewed FIN 46R and determined that the entity is not a variable interest entity.

82.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

We have included with this letter drafts of the legal and tax opinions to be filed as Exhibits 5.1 and 8.1, respectively. We plan to file final versions of the legal and tax opinions by amendment.

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October 6, 2004

If you have any further questions or comments, please feel free to call the undersigned at (816) 559-2478.

Very truly yours,

/s/    Craig L. Evans

Craig L. Evans

cc:	Michael McTiernan

Jorge Bonilla

Cicely Luckey

Paul G. Anderson

Robert Johnson

Richard Malm